FILER:

   COMPANY DATA:
   COMPANY CONFORMED NAME:                WISCONSIN POWER AND LIGHT COMPANY
   CENTRAL INDEX KEY:
   STANDARD INDUSTRIAL CLASSIFICATION:
   IRS NUMBER:
   STATE OF INCORPORATION:
   FISCAL YEAR END:

   FILING VALUES:
   FORM TYPE:                             U-6B-2
   SEC ACT:
   SEC FILE NUMBER:
   FILM NUMBER:

   BUSINESS ADDRESS:
   STREET 1:                              4902 N Biltmore Lane
   CITY:                                  MADISON
   STATE:                                 WI
   ZIP:                                   53718
   BUSINESS PHONE:                        608-458-3311

   MAIL ADDRESS:
   STREET 1:                              P.O. BOX 77007
   CITY:                                  MADISON
   STATE:                                 WI
   ZIP:                                   53707























                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D. C. 20549

                                  FORM U-6B-2

                          Certificate of Notification

                       WISCONSIN POWER AND LIGHT COMPANY


     This certificate is filed by Wisconsin Power and Light Company ("WPL"). This certificate is notice that WPL, during the period from January 1, 2004 through March 31, 2004, has issued, renewed or guaranteed the security or securities described herein, which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48 [Reg. Section 250.48 Paragraph 36,621].

     1.   Type of the security - Commercial paper notes issued by WPL.

     2.   Issue, renewal or guaranty - New Issues

     3.   Principal amount - See Schedule 1

     4.   Rate of interest - See Schedule 1

     5. Date of issue, renewal or guaranty - From January 1, 2004 through March 31, 2004

     6.   If renewal of security, give date of original issue - Not Applicable

     7. Date of maturity of each security - various ranging from 1 day to 6 days.

     8. Name of the person to whom each security was issued, renewed or guarantied: Cede & Co.

     9.   Collateral given with each security: None

     10.  Consideration received for each security: See Schedule 1

     11.  Application of proceeds of each security: See Schedule 1

     12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of
             a.   the provisions contained in the first sentence of 6(b),  :
             b.   the provisions contained in the fourth sentence of 6(b),  :
             c. the provisions contained in any rule of the commission other than Rule U-48, : X

     13.  Not Applicable

     14.  Not Applicable

     15.  Exempt from provisions of 6(a) under Rule 52.


                                        WISCONSIN POWER AND LIGHT CO.

Date:   May 10, 2004              By:    /s/ Thomas L. Hanson
       ----------------                --------------------------------------
                                        Thomas L. Hanson
                                        Vice President, Treasurer

                                  Form U-6B-2
                                   Schedule 1

                       WISCONSIN POWER AND LIGHT COMPANY

               PERIOD FROM JANUARY 1, 2004 THROUGH MARCH 31, 2004


     1. During the period from January 1, 2004 through March 31, 2004, WPL issued commercial paper as follows:

                      January        February        March         Quarter
                  --------------------------------------------------------------
 Begin Balance       $      -      $ -              $ 17,000,000   $          -
 CP Issued           $      -      $ 45,500,000     $ 34,000,000   $ 79,500,000
 CP Matured          $      -      $ 28,500,000     $ 51,000,000   $ 79,500,000
 Ending Balance      $      -      $ 17,000,000     $          -   $          -



     2.   The weighted average interest rate for the period was as follows:

           January             N/A
           February         1.059%
           March            1.070%
           Quarter          1.063%